

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

CORRECTED
February 29, 2012

Via Facsimile
Mr. Steven S. Fishman
Chief Executive Officer
Big Lots, Inc.
300 Phillipi Road
P.O. Box 28512
Columbus, Ohio 43228-5311

Re: Big Lots, Inc.
Form 10-K for Fiscal Year Ended January 29, 2011
Filed March 30, 2011
File No. 001-08897

Dear Mr. Fishman:

We have reviewed your response dated February 10, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Note 10 – Commitments, Contingencies and Legal Proceedings, page 69

1. We note disclosure in your filing and within your response to prior comment 5 related to several matters that "you cannot make a determination as to the probability of a loss contingency resulting from [each such matter]." When a loss contingency exists, ASC 450-20-25-1 contemplates an assessment as to whether the loss is probable, reasonably possible or remote. Your disclosure appears to imply that you have determined that a loss contingency exists for each of your current matters but that you have not made such an assessment as to where the loss falls within the range of likelihood. Please make the required assessment for each of your current loss contingencies, describe to us the basis for your conclusion, and provide us with your proposed revised disclosures related to each current loss contingency.

Mr. Steven S. Fishman
Big Lots, Inc.
February 29, 2012
Page 2

2. Based on the disclosures in your filing and your response to prior comment 5, it appears that you have previously settled similar matters involving similar allegations. However, you do not address these previously settled matters as part of your response when discussing your assessment as to whether you could estimate a possible loss or range of loss for each matter. Please tell us if you have engaged in any settlement negotiations in any of the current remaining matters, and, if so, the current status of those negotiations. Further, please note that it would appear a history of settlements in similar matters could be used as a basis for your conclusion as to the likelihood of loss as well as estimating the possible loss or range of loss, if likelihood of loss is other than remote, for any current matters.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief